Exhibit J

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
December 3, 2003	Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission

Subject:	Consent to Securities Regulators in connection with a “Long-Form” Prospectus of Metallica Resources Inc.

Dear Sirs:

We refer to the prospectus of Metallica Resources Inc. (the “Company”) dated December 1, 2003 relating to the sale and issue of 38,700,000 units.

We consent to the use in the above-mentioned prospectus of our report dated February 21, 2003, except as to note 7(d)(i), which is as of March 11, 2003 and note 13, which is as of December 1, 2003 to the directors of the Company on the following financial statements:

•	Balance sheets as at December 31, 2002 and 2001;

•	Statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2002.

We report that we have read the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

Celebrating 90 years in British Columbia

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Metallica Resources Inc. - Consent to Securities Regulators in connection with a “Long-Form” Prospectus
December 3, 2003

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Vancouver, BC	(signed)	“PricewaterhouseCoopers LLP”
December 3, 2003
CHARTERED ACCOUNTANTS

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